SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-28498

(Check one)

|X| Form 10-K and Form 10-KSB   |_| Form 11-K

|_| Form 20-F  |_| Form 10-Q and Form 10-QSB  |_| Form N-SAR

For period ended: December 31, 2004

|_| Transition Report on Form 10-K and Form 10-KSB

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q and Form 10-QSB

|_| Transition Report on Form N-SAR

For the transition period ended _____________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates__________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Paradigm Medical Industries, Inc.

Former name if applicable: _____________________________________________________

Address of principal executive office (Street and number):

                           2355 South 1070 West
                           Salt Lake City, Utah 84119

                                     PART II
                             RULE 12b-25(b) AND (c)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 132b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

   |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Form 10-K cannot be completed within the prescribed time period due to the additional time required to complete the audited financial statements of registrant because registrant has changed its independent accounting firm for the purpose of cost savings.

                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

        Randall A. Mackey                (801)               575-5000
        -----(name)-------------------(area code)-----(telephone number)--------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         |X|Yes    |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         |X|Yes    |_| No

         Registrant does not anticipate any significant changes in sales for the fiscal year ended December 31, 2004 as compared to the sales for the fiscal year ended December 31, 2003. However, registrant estimates a net profit for the 2004 fiscal year of approximate $11,000 as compared to a net loss of $3,431,000 for the 2003 fiscal year due to registrant's greater efficiency of operations and dramatic cost cutting measures during fiscal year 2004.

                       Paradigm Medical Industries, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   March 31, 2005                By: /s/ John Y. Yoon
                                         --------------------------------------
                                           John Y. Yoon
                                           President and Chief Executive Officer